Mail Stop 6010

March 7, 2007

Thomas M. Rosa
Chief Financial Officer
American Superconductor Corporation
Two Technology Drive
Westborough, Massachusetts  01581

> **RE:** **American Superconductor Corporation**
> **Form 10-K for the fiscal year ended March 31, 2006**
> **Filed June 14, 2004**
> **File No. 000-19672**

Dear Mr. Rosa:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant